FOIA CONFIDENTIAL TREATMENT REQUESTED

May 10, 2012

Filed Via Edgar

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lockheed Martin Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed on February 23, 2012
File No. 001-11437

Dear Mr. Shenk:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lockheed Martin Corporation’s (“we” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”), communicated in your letter dated May 4, 2012. For convenience of reference, we have repeated your comments in bold text followed by our response.

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. We are requesting confidential treatment for certain parts of this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the FOIA or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to me.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Discussion of Business Segments, page 31

1.	The effect of net profit booking rate adjustments appears to be material to the results of each year presented. However, the impact of these adjustments in regard to your segments is not clear. Please tell us the segments impacted by these adjustments and the amount of the pre-tax adjustment included in each segment’s reported measure of performance.

As disclosed in our 2011 Form 10-K, profit booking rate adjustments are a normal and recurring result of using the percentage of completion method of accounting for substantially all of our contracts. Our disclosures on pages 31 – 37 of our 2011 Form 10-K include the impact of material changes in volume and profit booking rate adjustments in each of our

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-001

Mr. Lyn Shenk

United States Securities and Exchange Commission

May 10, 2012

business segment results of operations discussions. We have provided, and will continue to provide disclosure when there are material changes affecting comparability, whether at the consolidated level or for a particular segment or when we believe the additional disclosure is necessary for the reader to obtain an understanding of our results of operations. This disclosure approach is consistent with the requirements of Instruction 4 to Item 303(a) of Regulation S-K which states “Where the consolidated financial statements reveal material changes from year to year in one or more items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole.” We also believe it provides the necessary disclosure that is meaningful for investors to understand our operating results.

Accordingly, our results of operations discussion addresses the comparability of operating profit for the periods presented, consistent with the guidance summarized above as well as in the illustrations in Final Rule No. 54, Segment Reporting, which states “a multi-segment registrant preparing full fiscal year MD&A should analyze revenues, profitability and the cash needs of its significant segments.” We believe that focusing such discussion on the matters that materially affect comparability between periods is most useful to the users of our financial statements and enables them to assess the period-over period performance of each business segment.

In addition to our historical discussions of operating results, we also provide trending information for segment sales, operating profit, and margin. Consequently, we have provided the reader with a clear understanding of the historical results for each segment and have provided our best information available with respect to the following year so that a reader can assess any potential comparability differences in our segments.

Our disclosures are compliant with MD&A rules and notably are consistent with what was agreed to in our correspondence with the Staff as recently as June 2011, without any underlying changes in our facts and circumstances.

[***]

Notes to the Consolidated Financial Statements

Note 1—Significant Accounting Policies

Goodwill, page 56

2.	For each balance sheet period presented, please provide a table showing the changes in goodwill by reportable segment pursuant to Accounting Standards Codification 350-20-50-1 and 350-20-55-24 for greater transparency to investors of the changes for each segment.

We have disclosed significant changes in goodwill by reportable segment in Note 4 on page 64, supplemented by Note 14 on page 80, of our 2011 Form 10-K and believe our current disclosures comply with the requirements of ASC 350-20-50-1.

* * * * *

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-002

Mr. Lyn Shenk

United States Securities and Exchange Commission

May 10, 2012

As requested, in connection with providing responses to your comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (301) 897-6764.

Sincerely,

/s/ Christopher J. Gregoire

Christopher J. Gregoire

Vice President and Controller

cc:	Aamira Chaudhry
Doug Jones

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-003